EXHIBIT 21.1

SUBSIDIARIES OF
SPICY PICKLE FRANCHISING, INC.

Name of Subsidiary	State or Other Jurisdiction of Incorporation or Organization	Names under which Subsidiary Does Business
SP Ashburn, LLC	Colorado	Spicy Pickle Restaurant
SP Broadway, LLC	Colorado	Spicy Pickle Restaurant
SP Chicago, LLC	Colorado	Spicy Pickle Restaurant
SP Promenade,	Colorado	Spicy Pickle Restaurant
Crumb Rustic Bakery, LLC	Colorado	Crumb Rustic Bakery